

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

October 16, 2007

By US Mail and Facsimile

Mr. David Morse
Chief Executive Officer
Location Based Technologies, Inc.
4989 E. La Palma Avenue
Anaheim, CA 92807

> **Re: Location Based Technologies, Inc.**
> **(f.k.a. Springbank Resources, Inc.)**
> **Form 8-K**
> **Filed October 16, 2007**
> **File No. 333-139395**

Dear Mr. Morse:

        We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>8-K filed October 16, 2007</u>

1.   We note that you have changed your name from Springbank Resources, Inc. to Location Based Technologies, Corp. Please update your name change on the Edgar filer management website. If you need additional assistance, please contact Edgar filer support at 202-551-8900.

2.   We note your Item 4.01 and Item 4.02 disclosures on Form 8-K filed in connection with the acquisition of Location Based Technologies, Corp. Please amend your disclosures to include all the specified disclosures of Regulation S-B required by Item 304(a)(1) including the following:

   • State whether the former accountant resigned or was dismissed and the date.

   • State whether the accountant's report issued by Mendoza Berger & Company, L.L.P contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles.

   • Disclose whether the decision to change accountants was recommended or approved by the audit committee (or its alternative).

   • State whether during the two most recent fiscal years and any subsequent interim period preceding dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

3.   Please obtain and file an Exhibit 16 letter from the former accountant stating whether the former accountant agrees with your revised Item 304 disclosures, or the extent to which the accountant does not agree.

4.   Based on your disclosures that there are no known errors in the previously issued filed financial statements and that your auditors have not advised you to not rely on their report, it does not appear that you meet the conditions of Item 4.02 paragraphs (a) or (b) of Form 8-K. Please eliminate your reference to Item 4.02 disclosures or if you have concluded that your previously issued financial statements should not be relied upon, then revise your disclosures to include the full Item 4.02 disclosures.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief